Exhibit: 12

FMC CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(in Millions, Except Ratios)	2007	2006
Earnings:
Income from continuing operations before income taxes	$137.6	$160.5
Minority interests	6.1	6.5
Undistributed (earnings) of affiliates	(2.3)	(1.7)
Interest expense and amortization of debt discount, fees and expenses	27.0	25.1
Loss on extinguishment of debt	0.3	—
Amortization of capitalized interest	2.9	2.9
Interest included in rental expense	3.6	3.5

Total earnings	$175.2	$196.8

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$27.0	$25.1
Interest capitalized as part of fixed assets	3.0	2.7
Interest included in rental expense	3.6	3.5

Total fixed charges	$33.6	$31.3

Ratio of earnings to fixed charges	5.2	6.3